UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Feihe International, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

31429Y103

(CUSIP Number)

Marco Chung Morgan Stanley Level 46, International Commerce Centre 1 Austin Road West, Kowloon Hong Kong +(852) 2848-5200	You-Bin Leng Sheng-Hui Liu Hua Liu Star City International Building 10 Jiuxianqiao Road, C-16th Floor Chaoyang District, Beijing 100016 People’s Republic of China +(86) 10 6431-9357

With a copy to:

Michael Gisser Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599	Zhan Chen Kefei Li Wilson Sonsini Goodrich & Rosati, P.C. Jin Mao Tower, 38F, Unit 03 88 Century Blvd, Pudong, Shanghai 200121, People’s Republic of China +(86) 21 6165-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31429Y103

1.	NAME OF REPORTING PERSON: Morgan Stanley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON HC, CO

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CUSIP No.	31429Y103

1.	NAME OF REPORTING PERSON: You-Bin Leng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

3

CUSIP No.	31429Y103

1.	NAME OF REPORTING PERSON: Sheng-Hui Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

4

CUSIP No.	31429Y103

1.	NAME OF REPORTING PERSON: Hua Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

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INTRODUCTORY NOTE

This Schedule 13D/A (this “Schedule 13D/A”) is filed jointly by Morgan Stanley (“MS”), Mr. You-Bin Leng (“Mr. Leng”), Mr. Sheng-Hui Liu and Mr. Hua Liu (Mr. Hua Liu together with MS, Mr. Leng and Mr. Sheng-Hui Liu, the “Reporting Persons”). With respect to MS, this Schedule 13D/A represents Amendment No. 3 to the original statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2012 by MS with respect to Feihe International, Inc. (the “Company”), as amended and supplemented by Amendment No. 1 and Amendment No. 2, filed by MS with the SEC on December 3, 2012 and March 4, 2013, respectively. With respect to Mr. Leng, this Schedule 13D represents Amendment No. 6 to the original statement on Schedule 13D filed with the SEC on June 11, 2003 by Mr. Leng with respect to the Company, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, filed by Mr. Leng on September 22, 2003, October 3, 2012, December 5, 2012, March 4, 2013 and March 4, 2013, respectively. This Schedule 13D represents Amendment No. 1 to the original statement on Schedule 13D filed with the SEC on March 4, 2013 by Mr. Sheng-Hui Liu and Mr. Hua Liu .

ITEM 2.	IDENTITY AND BACKGROUND

Item 2(f) is hereby amended and restated solely with respect to MS:

(f)          The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS are set forth in Schedule A hereto.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

On June 26 , 2013, the Company held a special meeting of its shareholders (the “Special Meeting”) at the offices of the Company. At the Special Meeting, the shareholders of the Company voted in favor of the proposal to approve the agreement and plan of merger, dated as of March 3, 2013 (the “Merger Agreement”), by and among Diamond Infant Formula Holding Limited, a Cayman Islands company indirectly wholly owned by MSPEA IMF Holding Limited and Mr. Leng (“Holdco”), Platinum Infant Formula Holding Limited, a Cayman Islands company wholly owned by Holdco (“Parent”), Infant Formula Merger Sub Holding Inc., a Utah corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and the Company, pursuant to which Merger Sub has merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).

On June 27, 2013, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. Upon the consummation of the Merger, each issued and outstanding share of common stock, par value US$0.001 per share, of the Company (“Common Stock”), other than shares of Common Stock held by the Company as treasury stock or owned, directly or indirectly by Holdco, Parent, Merger Sub or any wholly-owned subsidiary of the Company immediately prior to the effective time of the Merger, was converted automatically into the right to receive US$7.40 in cash without interest.

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On June 27, 2013, pursuant to the terms of the Merger Agreement, in connection with the effectiveness of the Merger each then-outstanding option to purchase Common Stock (a “Company Stock Option”) granted under any director or employee stock option or compensation plan or arrangement of the Company (collectively, the “Company Stock Plans”), whether or not vested or exercisable, became fully vested and exercisable and converted into the right to receive an amount in cash equal to the product of (a) the excess, if any, of US$7.40 over the applicable exercise price per share of Common Stock of such Company Stock Option and (b) the number of shares of Common Stock that the holder of such Company Stock Option could have purchased had such holder exercised such Company Stock Option in full immediately prior to the effective time of the Merger.

On June 27, 2013, by virtue of the Merger, each share of Common Stock owned, directly or indirectly, by Holdco, Parent, Merger Sub or any wholly-owned subsidiary of the Company immediately prior to June 27, 2013 was canceled without consideration therefor. On June 27, 2013, by virtue of the Merger, each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to June 27, 2013 was converted into and became one validly issued, fully paid and non assessable share of common stock, par value US$0.001 per share, of the Surviving Corporation (the “Private Stock”). The Private Stock is not registered under Section 12 of the Exchange Act.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent with one thousand shares of Private S tock outstanding (solely owned by Parent) and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Common Stock ceased to trade on the New York Stock Exchange, Inc. ( the “NYSE”) following the close of trading on June 27, 2013 and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Pursuant to a certain voting agreement, dated as of March 3, 2013 (the “Voting Agreement”), between Mr. Leng, Mr. Sheng-Hui Liu and Mr. Hua Liu (collectively, the “Rollover Holders”), Parent and the Company, the Rollover Holders, who collectively owned approximately 41.3% of the outstanding shares of Common Stock prior to the effective time of the Merger, appeared at the Special Meeting or otherwise caused their shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum, and voted or caused to be voted at such meeting all their shares of Common Stock in favor of the approval of the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which was filed as Exhibit 7.07 to the Schedule 13D filed by the Reporting Persons with the SEC on March 4, 2013 (the “Original Schedule 13D”), and is incorporated herein by reference in its entirety as Exhibit 7.02.

Pursuant to a certain contribution agreement, dated as of March 3, 2013 (the “Contribution Agreement”), between the Rollover Holders, Parent, Holdco and the Company, the Rollover Holders contributed to Parent their shares of Common Stock in exchange for ordinary shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which was filed as Exhibit 7.06 to the Original Schedule 13D and is incorporated herein by reference in its entirety as Exhibit 7.03.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)    As of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c)          On May 24 , 2013, Mr. Leng exercised his options and purchased 12,000 shares of Common Stock of the Company at the price of $ 7.25 per share.

On May 24 , 2013, Mr. Sheng-Hui Liu exercised his options and purchased 12,000 shares of Common Stock of the Company at the price of $ 7.25 per share.

On May 24 , 2013, Mr. Hua Liu exercised his options and purchased 12,000 shares of Common Stock of the Company at the price of $ 7.25 per share.

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On June 27, 2013, 82,583 shares of Common Stock held by certain operating units of MS and its subsidiaries and affiliates were automatically converted into the right to receive US$7.40 per share in cash without interest in connection with the Merger. 1

The last paragraph in Item 4 of this Schedule 13D/A is incorporated herein by reference and is qualified in its entirety by reference to the Contribution Agreement, a copy of which was filed as Exhibit 7.06 to the Original Schedule 13D and is incorporated herein by reference in its entirety as Exhibit 7.03.

Other than the transactions listed above, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions relating to the Common Stock of the Company during the past sixty (60) days.

(d)	Not applicable.

(e)	June 27, 2013.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented as follows:

The description in Item 4 of this Schedule 13D/A is incorporated herein by reference, and is qualified in its entirety by the full text of the Merger Agreement, which was filed as Exhibit 7.02 to the Original Schedule 13D, and is incorporated herein by reference in its entirety as Exhibit 7.04.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01     Joint Filing Agreement by and among the Reporting Persons, dated March 3, 2013 (incorporated by referent to Exhibit 7.01 of the Original Schedule 13D filed by the Reporting Persons on March 4, 2013).

Exhibit 7.02     Voting Agreement, by and among the Company, Parent and the Rollover Shareholders, dated March 3, 2013 (incorporated by reference to Exhibit 7.07 of the Original Schedule 13D filed by the Reporting Persons on March 4, 2013).

Exhibit 7.03     Contribution Agreement, by and among Holdco, Parent, the Company and the Rollover Shareholders, dated March 3, 2013 (incorporated by reference to Exhibit 7.06 of the Original Schedule 13D filed by the Reporting Persons on March 4, 2013).

Exhibit 7.04     Merger Agreement, by and among the Company, Holdco, Parent and Merger Sub, dated March 3, 2013 (incorporated by reference to Exhibit 7.02 of the Original Schedule 13D filed by the Reporting Persons on March 4, 2013).

1 The number of shares of Common Stock held by certain operating units of MS and its subsidiaries and affiliates has been adjusted to correct the previously reported total.

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SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036.

Name	Title	Citizenship
*James P. Gorman	Chairman of the Board and Chief Executive Officer, Morgan Stanley	Australia and United States
*Erskine B. Bowles	Director	United States
*Howard J. Davies	Professor, SciencesPo	England
*Thomas H. Glocer	Director	United States
*Robert H. Herz	President, Robert H. Herz LLC	United States
*C. Robert Kidder	Director	United States
*Klaus Kleinfeld	Chairman and Chief Executive Officer of Alcoa Inc.	Germany
*Donald T. Nicolaisen	Director	United States
*Hutham S. Olayan	President, Chief Executive Officer of The Olayan Group’s U.S. operations	United States
*James W. Owens	Director	United States
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School	United States
*Ryosuke Tamakoshi	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan
*Masaaki Tanaka	Representative Director and Deputy President of Mitsubishi UFJ Financial Group, Inc.	Japan
*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley	United States
Gregory J. Fleming	Executive Vice President, President of Morgan Stanley Wealth Management and President of Investment Management	United States
Eric F. Grossman	Executive Vice President and Chief Legal Officer	United States
Keishi Hotsuki	Chief Risk Officer	Japan
Colm Kelleher	Executive Vice President and President of Institutional Securities	England and Ireland
Ruth Porat	Executive Vice President and Chief Financial Officer	United States
James A. Rosenthal	Executive Vice President and Chief Operating Officer	United States

* Director

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28 , 2013

Morgan Stanley

By:	/s/ Christina Huffman
Name:	Christina Huffman

Title:	Authorized Signatory

Mr. You-Bin Leng

/s/ You-Bin Leng
Name:	You-Bin Leng

Mr. Sheng-Hui Liu

/s/ Sheng-Hui Liu
Name:	Sheng-Hui Liu

Mr. Hua Liu

/s/ Hua Liu
Name:	Hua Liu